UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

[ x ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016, or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from __________ to ___________

Commission file number 1-31599

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
(Full title of the plan)

Waterloo House
100 Pitts Bay Road
Pembroke HM 08, Bermuda
(Address of plan)

ENDURANCE SPECIALTY HOLDINGS LTD.

Waterloo House
100 Pitts Bay Road
Pembroke HM 08, Bermuda
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
Table of Contents

Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition in Liquidation and Statement of Financial Condition	3
Statement of Changes in Plan Equity in Liquidation and Statements of Changes in Plan Equity	4
Notes to Plan Financial Statements	5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Endurance Specialty Holdings Ltd. Employee Share Purchase Plan

We have audited the accompanying statements of financial condition of Endurance Specialty Holdings Ltd. Employee Share Purchase Plan (the "Plan"), which comprise of the Statements of Financial Condition as of December 31, 2016 (in liquidation) and 2015 (going concern), and the related Statement of Changes in Plan Equity in Liquidation for the year ended December 31, 2016, and Statements of Changes in Plan Equity for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the Financial Condition of the Plan at December 31, 2016 (in liquidation) and 2015 (going concern), and the Changes in Plan Equity in Liquidation for the year ended December 31, 2016 and Changes in Plan Equity for the years ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, Endurance Specialty Holdings Ltd. announced on October 5, 2016 that it had entered into a definitive merger agreement (the “Proposed Merger”) pursuant to which it will be acquired by Sompo Holdings, Inc. (“Sompo”). The Proposed Merger was approved by each company’s Board of Directors and Endurance Holding’s shareholders. Under the terms of the Proposed Merger, the activities of the Plan were suspended effective January 1, 2017, and management determined liquidation was imminent. As a result, the Plan has changed its basis of accounting for the year ended December 31, 2016 from the going concern basis to a liquidation basis. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young Ltd.

Hamilton, Bermuda
March 27, 2017

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
STATEMENT OF FINANCIAL CONDITION IN LIQUIDATION
AS OF DECEMBER 31, 2016

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

(In United States dollars)

	2016 (in Liquidation)	2015 (Ongoing)
PLAN ASSETS

Receivable from employer	$703,835	$563,957

LIABILITIES AND PLAN EQUITY

Employee contribution payable	$42,619	$35,319
Plan equity	661,216	528,638

Total Liabilities and Plan Equity	$703,835	$563,957

See accompanying notes to Plan financial statements.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
STATEMENT OF CHANGES IN PLAN EQUITY IN LIQUIDATION
FOR THE YEAR ENDED DECEMBER 31, 2016
STATEMENTS OF CHANGES IN PLAN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(In United States dollars)

	2016	2015	2014
	(in Liquidation)	(Ongoing)	(Ongoing)
Contributions:
Participants	$2,486,547	$1,770,674	$1,362,464
Employer	424,652	299,931	229,067
Total additions	2,911,199	2,070,605	1,591,531

Share purchases on behalf of participants	(2,691,891)	(1,867,612)	(1,419,550)
Participant withdrawals and refunds	(86,730)	(64,519)	(64,417)
Net changes in plan equity	132,578	138,474	107,564
Plan equity, beginning of year	528,638	390,164	282,600
Plan equity, end of year	$661,216	$528,638	$390,164

See accompanying notes to Plan financial statements.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
NOTES TO PLAN FINANCIAL STATEMENTS
(Amounts in United States dollars)

1.    Plan description
General
The Endurance Specialty Holdings Ltd. 2015 Employee Share Purchase Plan (the “2015 Plan”) was adopted by the Board of Directors of Endurance Specialty Holdings Ltd. (“Endurance Holdings” or the “Company”) on February 26, 2015 and was submitted for and obtained approval by Endurance Holdings’ shareholders at Endurance Holdings' Annual General Meeting held on May 20, 2015. The effective date of the 2015 Plan was July 1, 2015. The 2015 Plan is an amendment, restatement and continuation of the Endurance Specialty Holdings Ltd. Employee Share Purchase Plan, which expired on October 1, 2015 (the “2005 Plan” and together with the 2015 Plan, the “Plan”).

The Board authorized, and the Company's shareholders approved, the registration of up to 300,000 of the Company’s ordinary shares, par value U.S. $1.00 per share, under the Securities Act of 1933, as amended, for issuance under the 2015 Plan. As of December 31, 2016, 251,111 ordinary shares remained authorized but unissued under the terms of the 2015 Plan. As of December 31, 2015, 292,141 (2014 - 160,340) ordinary shares remained authorized but unissued under the terms of the Plan.

The following description of the Plan provides general information. Participants should refer to the applicable Plan Prospectus for a more complete description of the Plan’s provisions.

Purpose
The Plan is intended to provide eligible employees of Endurance Holdings and certain of its subsidiaries with an opportunity to share in the ownership of Endurance Holdings by offering successive options to purchase ordinary shares on terms mutually advantageous to Endurance Holdings and its employees.

Eligibility
Employees (including officers who are employees) of Endurance Holdings and certain of its subsidiaries, who have been regularly employed by Endurance Holdings or its subsidiaries for at least five months and whose customary employment is more than 20 hours per week, are eligible to participate in the Plan. However, no employee will have the ability to participate in the Plan if he or she would own shares and/or hold outstanding options to purchase shares possessing five percent (5%) or more of the total combined voting power or value of all classes of shares of the Company.

Participant contributions
Plan participants may contribute from one to ten percent (1% - 10%) of gross base salary, excluding all other payments. Contributions are collected from participants through after-tax payroll deductions by Endurance Holdings and its subsidiaries. The maximum value of ordinary shares purchased under the Plan for any calendar year may not exceed twenty five thousand dollars (U.S. $25,000) per participant. Funds contributed to the Plan are held within Endurance Holdings’ and its subsidiaries’ general bank account and do not earn interest.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
NOTES TO PLAN FINANCIAL STATEMENTS
(Amounts in United States dollars)

1.    Plan description, cont’d.
Share purchases
Unless a higher price is designated by the Compensation Committee, the purchase price per ordinary share for Plan participants is 85% of the fair market value of Endurance Holdings’ ordinary shares on the last trading day of the calendar quarter. Fair market value is determined by the closing price per ordinary share as reported on the New York Stock Exchange on the last calendar trading day. Contributions collected from participants are used to purchase whole ordinary shares at the discounted purchase price as soon as practicable after the last day of each calendar quarter. Under the 2015 Plan, any funds remaining that are insufficient to purchase a whole share will be utilized to purchase ordinary shares in the following calendar quarter ("Carry-forward Contributions"), together with any contributions collected during such following calendar quarter. Under the 2005 Plan, fractional shares could be purchased with contributions collected from participants.

Each Plan participant has an account established by the Plan in which ordinary shares purchased under the Plan may be deposited. Ordinary shares purchased under the Plan are subject to a one year holding period. Therefore, ordinary shares purchased and deposited on behalf of a participant may not be sold, transferred, withdrawn or moved within the first year after purchase.

During the year ended December 31, 2016, 41,030 ordinary shares were purchased on behalf of Plan participants at prices ranging between $54.39 and $57.08, which represents a 15% discount from the closing prices per ordinary share of $63.99 to $67.16 on such dates of purchase. As of December 31, 2016, the Plan held plan equity of $661,216 from which, subsequent to year end, 7,156 ordinary shares were purchased on behalf of Plan participants at a price of $78.54, which represents a 15% discount from the closing price per ordinary share of $92.40 on such date of purchase.

During the year ended December 31, 2015, 30,105 ordinary shares were purchased on behalf of Plan participants at prices ranging between $50.86 and $55.85, which represents a 15% discount from the closing prices per ordinary share from $59.84 to $65.70 on such dates of purchase. As of December 31, 2015, the Plan held plan equity of $528,638 from which, subsequent to year end, 8,159 ordinary shares were purchased on behalf of Plan participants at a price of $54.39, which represents a 15% discount from the closing price per ordinary share of $63.99 on such date of purchase and a remaining $6,544 represented Carry-forward Contributions.

Termination of participation
Plan participants may withdraw from the Plan at any time up to ten days prior to the purchase date in any purchase period by contacting Endurance Holdings’ or its subsidiaries’ human resource representatives or accessing the dedicated Plan website.

Participation in the Plan automatically ceases upon the date of a participant’s death, termination of employment or retirement. Any amounts held in the Plan for the benefit of the participant will be returned to the participant or his estate.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
NOTES TO PLAN FINANCIAL STATEMENTS
(Amounts in United States dollars)

1.    Plan description, cont’d.
Plan administration and expenses
The Plan is administered under the direction of the Compensation Committee of the Board of Directors of Endurance Holdings, which is composed of independent non-employee directors not eligible to participate in the Plan. The Compensation Committee serves at the pleasure of the Board of Directors, and its members may thus be removed or replaced by action of the Board of Directors at any time. The Compensation Committee resolves questions about participation and is empowered to adopt rules and regulations concerning the administration and interpretation of the Plan.

No charge of any kind or nature is made by Endurance Holdings against the funds received from Plan participants in payment for ordinary shares purchased under the Plan. Endurance Holdings pays all transfer or original issue taxes with respect to issuance of ordinary shares pursuant to the Plan, and all other fees and expenses necessarily incurred by Endurance Holdings to administer the provisions of the Plan.

Termination of the Plan
The 2015 Plan will terminate upon the earliest to occur of the following:
•July 1, 2025;
•The date when all of the ordinary shares reserved for sale under the 2015 Plan have been purchased; or
•The date the Board acts to terminate the 2015 Plan.

Endurance Holdings announced on October 5, 2016 that it had entered into a definitive merger agreement (the "Proposed Merger") pursuant to which it will be acquired by Sompo Holdings, Inc. ("Sompo"). The Proposed Merger was approved by each company's Board of Directors and Endurance Holding's shareholders. Under the terms of the Proposed Merger the activities of the 2015 Plan were suspended effective January 1, 2017; no further contributions were collected from Plan participants and no further ordinary shares will be purchased under the 2015 Plan. All Carry-forward Contributions and other contribution refunds of the 2015 Plan, reflected as Employee contribution payable in the Statement of Financial Condition in Liquidation at December 31, 2016, were settled subsequent to the year end. Under the terms of the Proposed Merger the 2015 Plan will be terminated concurrent with the completion of the Proposed Merger.

The 2005 Plan terminated on October 1, 2015.

2.    Summary of significant accounting policies
Basis of Presentation
The accompanying Plan financial statements have been prepared in conformity with U.S. generally accepted accounting principles. As a result of the Proposed Merger and the expected termination of the Plan, the 2016 financial statements have been prepared in accordance with the liquidation basis of accounting. The liquidation basis of accounting has no material impact on the financial condition or change in equity of the Plan.

Contributions
Participant contributions are recorded in the period in which the payroll deductions are made from Plan participants.

Fees and Expenses
All administrative fees and expenses are borne by Endurance Holdings and its subsidiaries.

ENDURANCE SPECIALTY HOLDINGS LTD.
EMPLOYEE SHARE PURCHASE PLAN
NOTES TO PLAN FINANCIAL STATEMENTS
(Amounts in United States dollars)

2.    Summary of significant accounting policies, cont'd.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions and withdrawals during the reporting period. Actual results could differ from those estimates.

3.    Participant withdrawals and refunds
During the year ended December 31, 2016, certain participants elected to withdraw from the Plan, made payments in excess of the Plan’s maximum allowable contribution limits, or were due a refund of Carry-forward Contributions, which resulted in contributions due to Plan participants totaling $86,730 (2015 - $64,519; 2014 - $64,417). Of the amount due to Plan participants, $44,111 (2015 - $29,200; 2014 - $30,588) was repaid during the year ended December 31, 2016.

4.    Tax status
Endurance Holdings’ management designed the Plan in such a manner that all benefits arising out of its operation flow through to the underlying Plan participants. Thus, any earnings of the Plan or the ordinary shares held in the Plan are taxed at the participant level. As such, Endurance Holdings’ management believes that the Plan is tax exempt under the United States Internal Revenue Code. The Plan is intended, but not required, to qualify as an employee stock purchase plan under Section 423 of the United States Internal Revenue Code. Qualification of the Plan under the United States Internal Revenue Code Section 423 requires shareholder approval of the number of the Company’s ordinary shares that may be sold under the Plan. The Plan is generally exempt from the provisions of the Employee Retirement Income Security Act of 1974, as amended, and is not intended to qualify under Section 401 of the Code.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Endurance Specialty Holdings Ltd. Employee Share Purchase Plan

By: Endurance Specialty Holdings Ltd., Plan Administrator

/s/ John V. Del Col
John V. Del Col
General Counsel and Secretary

Dated: March 27, 2017

EXHIBIT INDEX

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm